Exhibit 99.1

SANDSTORM GOLD LTD.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

June 9, 2023

BMO Nesbitt Burns Inc. 885 West Georgia Street, Suite 1700 Vancouver, British Columbia V6C 3E8	BMO Capital Markets Corp. 151 W 42nd Street New York, NY 10036

Scotia Capital Inc. 40 Temperance Street, 5th Floor Toronto, ON M5H 0B4	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, NY 10281

National Bank Financial Inc. 130 King Street West, 8th Floor Toronto, ON M5X 1J9	National Bank of Canada Financial Inc. 65 E 55th Street #3 New York, NY 10022

CIBC World Markets Inc. 2100 – 666 Burrard Street Vancouver, BC V6C 3A6	RBC Dominion Securities Inc. 12th Floor, 400 Burrard Street Vancouver, BC V6C 2X8

Raymond James Ltd. 40 King Street West, Suite 5400 Toronto, ON M5N 3Y2	H.C. Wainwright & Co., LLC 430 Park Avenue New York, NY 10022

Ladies and Gentlemen:

Sandstorm Gold Ltd., a corporation governed by the Business Corporations Act (British Columbia) (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc. (“BMO”), Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Raymond James Ltd. (the “Canadian Agents”) and BMO Capital Markets Corp., Scotia Capital (USA) Inc., National Bank of Canada Financial Inc. and H.C. Wainwright & Co., LLC (the “U.S. Agents”, and together with the Canadian Agent, the “Agents”), with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares with no par value per share (the “Common Shares”), having an aggregate offering price of up to US$150,000,000 (the “Maximum Amount”) through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) the Canadian Base Prospectus (as defined herein) in respect of the issuance from time to time, of Common Shares, debt securities, warrants to purchase other Shelf Securities (as defined herein), subscription receipts and units comprised of one or more of any of the other Shelf Securities or any combination thereof, of the Company (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated September 22, 2022 relating to the Shelf Securities, in respect of which the Reviewing Authority issued the Receipt, which was prepared and filed in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”), National Instrument 44-102 – Shelf Distributions (“NI 44102”), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (“BCI 44-503”) and the equivalent blanket orders adopted by the Canadian Qualifying Authorities (together with CSA Staff Notice 44-306 and BCI 44-503, the “WKSI Blanket Orders”) and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the SEC on Form 6-K and the Canadian Prospectus Supplement shall provide that such Designated News Release shall be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marches financiers dated September 2, 2022 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333 - 267554) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to be filed prior to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall refer to and include the filing of any document with or to the Commission or filing or furnishing of any document to the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, (or other references of like import) shall mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise required by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.    Sale and Delivery of the Shares.

(a)    Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i)    The Company may, from time to time, propose to the applicable Agent (the “Executing Agent”) the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least two of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the New York Stock Exchange (the “NYSE”) or the Toronto Stock (the “TSX”) (which may not be a day on which the NYSE or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice, or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)    If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)    Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason; and (z) no Agent shall be required to purchase Shares on a principal basis pursuant to this Agreement.

(iv)    Each of the Agents hereby covenants and agrees that, during the time an Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21-

101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v)    The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(vi)    The Company may, acting through at least two Authorized Company Representatives, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(vii)    If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii)    The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions (x) that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and as permitted by an “at the market offering” under Rule 415(a)(4) of the Rules and Regulations, (y) that constitute an “at-the-market-distribution” under NI 44-102, including, without limitation, sales made directly on the NYSE and the TSX, or any Canadian marketplace or United States marketplace, or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix)    The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 2% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the NYSE or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(x)    Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b)    Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c)    Regulation M. If either party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d)    Black-out Periods. Notwithstanding any other provision of this Agreement, the Company shall not issue an Agency Transaction Notice nor otherwise request the sales of any Shares that would be sold during any period in which the Company’s insider trading or similar policy would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company and the Company shall, in accordance with the terms hereof, immediately suspend or terminate any previously issued Agency Transaction Notice if, after the issuance of such Agency Transaction, any sales thereunder would be so prohibited or if the Company thereafter becomes, or could be deemed to have become, in possession of material non-public information with respect to the Company.

(e)    Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2.    Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a)    Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(b)    Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed, or will conform, in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agents consists of the information described as such in Section 5(b) hereof.

(c)    Well-Known Seasoned Issuer. The Company (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of September 21, 2022, the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately $2,330,637,612.16; and (ii) discloses in its audited financial statements (a) gross revenue, derived from mining operations, of at least CDN$55,000,000 for the Company’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least CDN$165,000,000 in aggregate over the Company’s three most recently completed financial years.

(d)    Permitted Free Writing Prospectus. Each Permitted Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the offering of the Shares or until any earlier date that the Company notified or notifies the Agents as described in Section 3(y)(iii), did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Permitted Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein.

(e)    Capitalization and Listing. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled “Consolidated Capitalization”; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE and the TSX.

(f)    Due Incorporation. The Company has been duly amalgamated and is validly existing under the laws of the Province of British Columbia and has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package.

(g)    Subsidiaries. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its assets (including any royalty or other interest) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”).

(h)    Material Subsidiaries. The Subsidiaries listed on Schedule 2 hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company; no Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, in accordance with applicable laws, from making any other distribution on such Material Subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable shares or other ownership interests in the capital of the applicable Material Subsidiary and, except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package, are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (each, a “Lien”); each Material Subsidiary has been duly organized and validly exists in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and assets and to conduct its business; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its assets (including any royalty or other interest) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect.

(i)    Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Material Subsidiary of the Company, (ii) result in the creation or imposition of any Lien upon any of the assets of the Company or any Material Subsidiary of the Company pursuant to any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective operations or assets may be bound, (iii) result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, any material contract to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any of its assets is bound or affected, or (iv) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries, except in the case of clauses (ii) or (iv) as would not singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof required to be contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(j)    The Shares. When issued in accordance with this Agreement and pursuant to the effective Prospectuses, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable shares in the capital of the Company.

(k)    Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary is in (i) violation of its certificate or articles of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which it is a party or by which it is bound or to which any of its assets is subject, or (iii) violation in any material respect, of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body applicable to the Company or any Material Subsidiary, except in any such case for violations or defaults that would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(l)    No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties (collectively, “Consents”) is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the NYSE and the TSX on or before each Time of Sale and associated Settlement Date.

(m)    Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(n)    No Pre-emptive or Registration Rights. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, and other than stock options granted and outstanding under the Company’s share option plan, restricted share rights granted and outstanding under the Company’s restricted share plan, issued and outstanding warrants which are exercisable into Common Shares and any securities issued pursuant to any royalty or stream transaction or under any other equity compensation plan adopted by the Company from time to time, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company; except the registration rights granted pursuant to the Registration Rights Agreement dated August 15, 2022 between the Company, Orion Mine Finance II LP and Orion Mine Finance III LP and as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(o)    No Voting Agreements. The Company and the Material Subsidiaries are not party to any agreement which in any manner affects or will affect the voting or control of any of the securities of the Company or any of the Material Subsidiaries.

(p)    All Requisite Consents. The Company and each Material Subsidiary has all requisite material Consents to own, lease and operate its assets and conduct its business as it is now being conducted in all material respects, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid and in full force and effect in all material respects, except in each case as would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Material Subsidiary has received written notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, would reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such material Consent.

(q)    Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration pending to which the Company or any Material Subsidiary is a party or of which any operations or assets of the Company or any Material Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Material Subsidiary, would reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Material Subsidiary would not reasonably be expected to have a Material Adverse Effect.

(r)    Independent Public Accountant. PricewaterhouseCoopers LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(s)    No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and its current auditor, PricewaterhouseCoopers LLP (or its duly appointed successor).

(t)    Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company.

(u)    Significant Acquisitions. Except as set out in the Prospectuses, there are no “significant acquisitions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Prospectuses.

(v)    Stock Plan. Each outstanding stock option of the Company granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option; each such stock option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors, or a duly authorized committee thereof, of the Company, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements at the relevant time.

(w)    No Material Adverse Changes. Subsequent to the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital (other than dividends paid in the ordinary course consistent with past practice), (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and its Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or material interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and its Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, assets or prospects of the Company and the Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(x)    Material Interest of Directors and Officers. Except as disclosed in the Prospectuses, to the knowledge of the Company, none of the current directors or officers of the Company nor any associate or affiliate of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or the Material Subsidiaries which materially affects the Company or would have a Material Adverse Effect.

(y)    Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(z)    Real Property. Other than with respect to the Company’s office leases, the Company and its Subsidiaries do not, directly or indirectly, own or lease any material interest in any real property.

(aa)    Licenses or Permits. The Company and each of its Subsidiaries have all necessary licenses, permits, authorizations, consents and approvals and have made all necessary filings required under any applicable law, regulation or rule, and have obtained all necessary licenses, permits, authorizations, consents and approvals from other persons, in order to conduct the Company’s material business and consummate the transactions contemplated herein and neither the Company nor its Subsidiaries are in violation of, or in default under, or has received valid notice of any proceedings relating to revocation or modification of, any such license, permit, authorization, consent or approval or any provincial, federal, municipal, state, local or foreign law, regulation or rule or of any decree, order or judgment applicable to the Company or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. The Company is not aware of, nor has it received notice of, any proceedings relating to the revocation or adverse modification, or any intention to revoke or modify, any mining claims, groups or claims, exploration rights, concessions or leases relating to any of the properties set out in Schedule 5 of this Agreement (“Key Third Party Properties”), where such revocation or modification would result in a Material Adverse Effect.

(bb)    Material Third Party Property. The Company has one mineral project that is considered to be material to the Company for the purposes of NI 43-101, being the Antamina NPI (as defined in the Canadian Prospectus) on the Antamina mine.

(cc)    Key Third Party Properties. The description of the Key Third Party Properties set out in the Disclosure Package and the Prospectuses constitutes, in all material respects, an accurate description of the Key Third Party Properties and all material interests held or to be held by the Company and the Material Subsidiaries therein and, except as otherwise disclosed in the Disclosure Package and the Prospectuses: (i) the Company does not have knowledge of any claim that would materially and adversely affect its right to use or otherwise exploit its property or assets, and, to the best of the knowledge of the Company, there is no claim that would materially and adversely affect the rights of the Material Subsidiaries, as applicable, to use or otherwise exploit their respective rights relating to the Key Third Party Properties; and (ii) the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any person with respect to its property and assets.

(dd)    Owners or Operators. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company does not have any information or knowledge of any fact relating to its Key Third Party Properties, which would singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the Company’s knowledge, in respect of the Key Third Party Properties:

(i)    the owner or operator (each, an “Operator” or the “Operators”) of each Key Third Party Property holds all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Key Third Party Property and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws;

(ii)    no Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Key Third Party Property; and

(iii)    no part of the Key Third Party Property have been taken, revoked, condemned or expropriated by any Governmental Authority (as defined below) nor has any written notice or proceeding in respect thereof been given, commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such proceeding.

(ee)    Royalty and Streaming Agreements. Each of the agreements and other documents and instruments pursuant to which the Company and Material Subsidiaries hold the Key Third Party Properties (including any interest in, or right to earn an interest in, any property that relates to a Key Third Party Property) (the “Royalty and Stream Agreements”) are in full force and effect, unamended in all material respects, and the Company or its subsidiaries are entitled to all material rights and benefits thereunder in accordance with the terms thereof. Each of the Royalty and Stream Agreements is a valid and binding obligation of the Company or its Subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Company or its Subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Royalty and Stream Agreements and none of the Company or its Subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in breach or violation of or in default under, in each case in any material respect (and in each case with or without notice or lapse of time or both) any Royalty and Stream Agreement and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Royalty and Stream Agreement which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Royalty and Stream Agreement or the inability of a party to any Royalty and Stream Agreement to perform its material obligations thereunder. To the knowledge of the Company, none of the Key Third Party Properties (or any interest in, or right to earn an interest in, any property that relates to a Key Third Party Property) is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectuses and the Disclosure Package.

(ff)    Technical Disclosure. The Company is in compliance with the applicable provisions of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has duly filed with the applicable regulatory authorities all reports required by NI 43-101. All scientific and technical information set forth in the Prospectuses, including in any documents incorporated by reference therein, relating to the Company’s material property (as set forth in the Company’s annual information form) has been reviewed and approved by a qualified person as required under NI 43-101.

(gg)    Compliance with Employment Laws. The Prospectuses disclose, to the extent required by applicable Canadian Securities Laws in the Canadian Qualifying Jurisdictions, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Material Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or the Material Subsidiaries (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(hh)    Environmental Laws. There are no federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic of foreign, relating to environmental, health or safety matters (collectively, the “Environmental Laws”) that are applicable to the Company or its Subsidiaries. To the knowledge of the Company, the owners and operators of each Key Third Party Property are in compliance in all material respects with all Environmental Laws applicable to each such Key Third Party Property.

(ii)    Labour Matters. There have not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict with respect to the Company and the Material Subsidiaries which would have a Material Adverse Effect, and the Company and the Material Subsidiaries are in compliance with the provisions of all federal, provincial, local and foreign laws and regulations respecting employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect.

(jj)    Filing and Payment of Taxes. Except as set out in the Prospectuses, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Material Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the Securities Regulators (the “Governmental Authority”) and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. No examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with a Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Material Subsidiaries, in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect or except as set out in the Registration Statement, Prospectuses or the Disclosure Package.

(kk)    Tax Matters. The Company and the Material Subsidiaries have established on their respective books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no Liens for Taxes on the material assets of the Company or the Material Subsidiaries, and, except as disclosed in the Prospectuses, there are no audits pending of the tax returns of the Company and the Material Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a Material Adverse Effect.

(ll)    Insurance. The Company and the Material Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its assets and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not reasonably be expected to have a Material Adverse Effect; there are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(mm)    No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses and the Disclosure Package, or required to be filed as an exhibit to the Company’s Annual Report on Form 40-F or filed as a “material contract” with Canadian Qualifying Authorities, which is not described or filed as required.

(nn)    Internal Control Over Financial Reporting and Internal Accounting Controls. The Company maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that with respect to the Company and its Subsidiaries that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; management of the Company assessed internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) of the Company as of the end of the Company’s most recent fiscal year and concluded such internal control over financial reporting was effective as of such date, and, except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the Company is not aware of any material weakness in its internal control over financial reporting.

(oo)    No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package).

(pp)    Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and Canadian Securities Laws is (a) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (b) made known to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective, as set out in the Company’s most recent annual report on Form 40-F.

(qq)    Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that applies to the Company, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure would not reasonably be expected to have a Material Adverse Effect.

(rr)    Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate in all material respects.

(ss)    Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”); and, to the Company’s knowledge, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or threatened.

(tt)    No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director or officer of the Company or its Subsidiaries nor any agent, employee or other person acting on behalf of the Company or its Subsidiaries is currently the subject of any economic or financial sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or the Canadian government (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory where the country or territory itself is currently the subject of comprehensive Sanctions (for the avoidance of doubt, substantially similar to those in effect against Russia, North Korea and Iran as of the date hereof as opposed to selective industry-specific or targeted economic Sanctions against the subject country) (each, a “Sanctioned Country”); and the Company will not, directly or indirectly, use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, (i) to fund or facilitate any activities of or business with any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) that, to the knowledge of the Company, at the time of such funding or facilitation, is in material violation of Sanctions or (ii) for use in any Sanctioned Country, that, at the time of such funding and to the knowledge of the Company, is in a material violation of Sanctions.

(uu)    Compliance with Anti-Corruption Laws. None of the Company, any of its Subsidiaries, directors or officers or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(vv)    Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data, equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data except in the case of this clause (i) where such breach or compromise would not have a Material Adverse Effect; (ii) the Company is presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(ww)    Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any of the Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed and posted for trading on the TSX and the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the Common Shares from the TSX or the NYSE, nor has the Company received any notification that the Commission, the TSX or the NYSE is contemplating terminating such registration or listing.

(xx)    No Commissions or Finder’s Fees. Other than the Agents pursuant to this Agreement, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Agents for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or the Shares.

(yy)    Lending Relationship with the Agents; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Agents.

(zz)    No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its “affiliates” (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(aaa)    Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company, N.A. at its principal office in Golden, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(bbb)    Minute Books and Corporate Records. The minute books and records of the Company and the Material Subsidiaries which have been made available to the Agents and their Canadian and U.S. counsel in connection with their due diligence investigation of the Company and its Material Subsidiaries contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries, as applicable, for the relevant period requested by the Agents or their counsel. There have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiaries since the date of the latest meeting or resolution in such minute books and other records provided to Canadian and U.S. counsel to the Agents.

(ccc)    Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(ddd)    Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.    Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)    Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission, respectively, and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will prepare and file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)    Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)    Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the

Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)    Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)    Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)    Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agents as soon as may be practicable but in any event not later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months and that satisfies the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g)    Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions as the Agents may request, including, without limitation, the provinces and territories of Canada and other jurisdictions outside the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(h)    Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(i)    Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectus (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectus, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NYSE and the TSX, (vi) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Commission and the Canadian Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (d) of this Section 3, including the fees, disbursements and other charges of counsel to the U.S. Agent in connection therewith, and, if requested by the U.S. Agent, the preparation and printing of preliminary, supplemental and final Blue Sky or Legal Investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares, (x) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xi) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred prior to the date hereof in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agents (to a maximum of US$200,000, exclusive of taxes and disbursements) provided that any single expense greater than US$10,000 shall require the prior approval of the Company, (xii) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred after the date hereof in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agents (to a maximum of US$25,000 per Representation Date, exclusive of taxes and disbursements) and (xiii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(j)    Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(k)    Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l)    Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(m)    Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each a “Proposed Transaction”), without giving BMO Nesbitt Burns Inc., BMO Capital Markets Corp. and any Executing Agent, if applicable, at least three business days’ prior written notice specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify BMO Nesbitt Burns Inc., BMO Capital Markets Corp. and any Executing Agent, if applicable, as soon as possible upon becoming aware of the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectus, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this subsection (m), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(n)    Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 2), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o)    Required Filings Relating to Sale of Shares. In each quarterly report, quarterly or annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40-F filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and aggregate net proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this

Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE, the Company will provide the NYSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE.

(p)    Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; or (iv) files or amends annual financial statements pursuant to Canadian Securities Laws (each date of filing of one or more of the documents referred to in clauses (i) through (iv) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(q)    Legal Opinions/Negative Assurance Letters. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, (i) the written opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, as described in Section 4(e), and other local counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion, and (ii) the written opinion and a negative assurance letter of Neal, Gerber & Eisenberg LLP, U.S. counsel for the Company, as described in Section 4(e), such opinion and negative assurance letter to be substantially similar to the forms attached hereto as Exhibit C but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion and letter, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)    Comfort Letters. (A) upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditors, PricewaterhouseCoopers LLP (or its duly appointed successor), to furnish the Agents letter(s) (the “Comfort Letter(s)”), dated the date the Comfort Letter(s) are delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter(s) shall be based on a review having a cut-off date not more than two business days prior to the date of such letter(s), (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Authorities and the Commission (the first such letter(s), the “Initial Comfort Letter(s)”) and (z) updating the Initial Comfort Letter(s) with any information which would have been included in the Initial Comfort Letter(s) had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter(s); and (B) upon execution of this Agreement, the Company shall cause Deloitte LLP to furnish the Agents a letter (the “Deloitte Comfort Letter”), dated the date the Deloitte Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to BaseCore Metals LP contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with the Comfort Letter(s) of its auditors, PricewaterhouseCoopers LLP (or its duly appointed successor), as set out in this Section 3(r).

(s)    Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t)    Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u)    Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized subcommittee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board resolutions or other authority.

(v)    Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(w)    Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE and of the TSX, and under this Agreement, to the Agents trading in the Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of the clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity and provided further that.

(x)    Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(y)    Permitted Free Writing Prospectuses.

(i)    The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus.” The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)    The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)    The Company agrees that if at any time following issuance of an Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(z)    Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) solely connected to the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(aa)    Purchases under Normal Course Issuer Bid. Without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective, (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice, and (iii) during the “restricted period” (as set forth in Rule 100 of Regulation M), which will be either one “business day” or five “business days” (depending on whether or not the Company’s average daily trading volume value is $100,000 or more and it has a public float of $25 million or more at the time of such Agency Transaction Notice) immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending after the final Settlement Date with respect to the Shares sold and the distribution of any Shares sold pursuant to such Agency Transaction Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Agency Transaction Notice.

4.    Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a)    Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents’ counsel.

(b)    No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectus, except as described in the Registration Statement and the Prospectus, there shall not have been a Material Adverse Change.

(c)    No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)    Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i)    each signer of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)    as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)    each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)    each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)    Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions or negative assurance letter are required pursuant to Section 3(q). In addition, on such dates that the opinions required by Section 3(q) are delivered, the Agents shall have also received the opinion and negative assurance letter of Dorsey & Whitney LLP, U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)    Comfort Letter(s). The Agents shall have received the letter(s) required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g)    Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(h)    Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i)    Stock Exchange Listing. The Shares shall have been duly authorized for listing on the NYSE and the TSX, subject only to notice of issuance at or prior to the applicable Settlement Date.

(j)    Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(k)    FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l)    Regulation M. The Common Shares shall be an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(m)    Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

5.    Indemnification.

(a)    Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted solely from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity agreement shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)    Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers, on the certificate of the Agents and under the heading “Relationship with Certain of the Agents (Conflicts of Interest)” in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)    Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)    Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)    Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

6.    Termination.

(a)    The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(i) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)    Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(i) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)    This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, and (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(i)(Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)    Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.    Miscellaneous.

(a)    Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied:

(i)    if to the Agents, at the offices of:

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, British Columbia V6C 3E8

Attention:	Carter Hohmann
Email:	[REDACTED]

-and-

BMO Capital Markets Corp.

151 W 42nd Street

New York, New York 10036

Attention:	Brad Pavelka, Eileen Connors
Email:	[REDACTED]; [REDACTED]

-and-

Scotia Capital Inc.

40 Temperance Street, 5th Floor

Toronto, ON M5H 0B4

Attention:	Darren Grant
Email:	[REDACTED]

-and-

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, NY 10281

Attention:	Tim Mann
Email:	[REDACTED]

-and-

National Bank Financial Inc.

130 King Street West, 8th Floor

Toronto, ON M5X 1J9

Attention:	John O’Sullivan
Email:	[REDACTED]

-and-

National Bank of Canada Financial Inc.

65 E 55th Street #3

New York, NY 10022

Attention:	John O’Sullivan
Email:	[REDACTED]

-and-

CIBC World Markets Inc.

12th Floor, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention:	Matthew Dugaro
Email:	[REDACTED]

-and-

RBC Dominion Securities Inc.

2100 – 666 Burrard Street

Vancouver, BC V6C 2X8

Attention:	Michael D. Scott
Email:	[REDACTED]

-and-

Raymond James Ltd.

40 King Street West, Suite 5400

Toronto, ON M5N 3Y2

Attention:	John Willett
Email:	[REDACTED]

-and-

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, NY 10022

Attention:	Head of Investment Banking
Email:	[REDACTED]

with a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

-and-

Dorsey & Whitney LLP

Suite 1070, 1095 W Pender Street

Vancouver, BC V6E 2M6

Attention:	Daniel M. Miller
Email:	miller.dan@dorsey.com

(ii)    or if sent to the Company, at the office of the Company:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention:	Erfan Kazemi
Email:	[REDACTED]

With a copy to:

Cassels Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:	Jen Hansen
Email:	jhansen@cassels.com

-and-

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street – Suite 1700

Chicago, IL 60602

Attention:	John Koenigsknecht
Email:	jkoenigsknecht@nge.com

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives).

(b)    Consent to Jurisdiction. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c)    No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d)    Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e)    Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)    Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by the other party hereto to the jurisdiction of the courts of the province of British Columbia.

(g)    Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h)    Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i)    TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(j)    Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k)    Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l)    Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(m)    Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(n)    Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

SANDSTORM GOLD LTD.

By:	Erfan Kazemi (signed)
Name:	Erfan Kazemi
Title:	Chief Financial Officer

Confirmed as of the date first above mentioned:

BMO NESBITT BURNS INC.

By:	Carter Hohmann (signed)
Name:	Carter Hohmann
Title:	Managing Director

Confirmed as of the date first above mentioned:

BMO CAPITAL MARKETS CORP.

By:	Brad Pavelka (signed)
Name:	Brad Pavelka
Title:	Managing Director

[Signature Page to Equity Distribution Agreement]

SCOTIA CAPITAL INC.

By:	Darren Grant (signed)
Name:	Darren Grant
Title:	Managing Director

SCOTIA CAPITAL (USA) INC.

By:	Tim Mann (signed)
Name:	Tim Mann
Title:	Managing Director

NATIONAL BANK FINANCIAL INC.

By:	John O’Sullivan (signed)
Name:	John O’Sullivan
Title:	Managing Director, Global Mining & Metals Investment Banking

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	Etienne Dubuc (signed)
Name:	Etienne Dubuc
Title:	Executive Vice President, Financial Markets

CIBC WORLD MARKETS INC.

By:	Matt Dugaro (signed)
Name:	Matt Dugaro
Title:	Managing Director

RBC DOMINION SECURITIES INC.

By:	Michael Scott (signed)
Name:	Michael Scott
Title:	Director

[Signature Page to Equity Distribution Agreement]

RAYMOND JAMES LTD.

By:	John Willett (signed)
Name:	John Willett
Title:	Managing Director

H.C. WAINWRIGHT & CO., LLC

By:	Edward D. Silvera (signed)
Name:	Edward D. Silvera
Title:	Chief Operating Officer

[Signature Page to Equity Distribution Agreement]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Nolan Watson Chief Executive Officer	[REDACTED]	Office: [REDACTED]
Erfan Kazemi Chief Financial Officer	[REDACTED]	Office: [REDACTED]
David Awram Senior Executive VP	[REDACTED]	Office: [REDACTED]

*	Notices to be provided to at least two of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of BMO Nesbitt Burns Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jesse Pearlstein Director	[REDACTED]	Office: [REDACTED]
James Ehrensperger Managing Director	[REDACTED]	Office: [REDACTED]

With a copy to:

BMO Nesbitt Burns Inc.

Brampton Distribution Centre C/O The Data Group of Companies

9195 Torbram Road

Brampton, ON L6S 6H2

Phone: [REDACTED]

Email: [REDACTED]

The Authorized Agent Representatives of BMO Capital Markets Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Brad Pavelka Managing Director	[REDACTED]	Office: [REDACTED]
Dawn Doyle Managing Director	[REDACTED]	Office: [REDACTED]

With a copy to:

BMO Capital Markets Corp.

151 W 42nd Street

New York, NY 10036

Attn: Legal Department

Facsimile: [REDACTED]

The Authorized Agent Representatives of Scotia Capital Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Darren Grant Managing Director	[REDACTED]	Office: [REDACTED]
Brendan Spinks Managing Director	[REDACTED]	Office: [REDACTED]

The Authorized Agent Representatives of Scotia Capital (USA) Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
John Cronin Managing Director, Head - US Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Tim Mann Managing Director	[REDACTED]	Office: [REDACTED]
With a copy to:
Chief Legal Officer, U.S.	[REDACTED]

The Authorized Agent Representatives of National Bank Financial Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
John O’Sullivan Managing Director	[REDACTED]	Office: [REDACTED]
With a copy to:
Christopher Buss Director	[REDACTED]	Office: [REDACTED]
Gavin Brancato Managing Director	[REDACTED]	Office: [REDACTED]
Thomas Zhang Vice President	[REDACTED]	Office: [REDACTED]
Chris Dale Managing Director & Head, Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Andrew Gilbert Managing Director	[REDACTED]	Office: [REDACTED]

The Authorized Agent Representatives of National Bank of Canada Financial Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
John O’Sullivan Managing Director	[REDACTED]	Office: [REDACTED]
With a copy to:
Christopher Buss Director	[REDACTED]	Office: [REDACTED]
Gavin Brancato Managing Director	[REDACTED]	Office: [REDACTED]
Thomas Zhang Vice President	[REDACTED]	Office: [REDACTED]
Chris Dale Managing Director & Head, Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Andrew Gilbert Managing Director	[REDACTED]	Office: [REDACTED]

The Authorized Agent Representatives of CIBC World Markets Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Joe Kostandoff Managing Director & Head of Syndication, Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Rob Magwood Managing Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Sid Ramanathan Executive Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED]
Tom Cooper Executive Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED]

The Authorized Agent Representatives of RBC Dominion Securities Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Michael Scott Director	[REDACTED]	Office: [REDACTED]
Tim Johnston Managing Director	[REDACTED]	Office: [REDACTED]

The Authorized Agent Representatives of Raymond James Ltd. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Sara Minatel Managing Director, Syndication	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
With a copy to:
Jessica Ng Vice President, Syndication	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]

The Authorized Agent Representatives of H.C. Wainwright & Co., LLC are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
John Chambers Head of Investment Banking	[REDACTED]	Office: [REDACTED]
With a copy to:
Mark Viklund Chief Executive Officer	[REDACTED]	Office: [REDACTED]

SCHEDULE 2

MATERIAL SUBSIDIARIES

1.	Nomad Royalty Company Ltd.

2.	1359212 B.C. Ltd.

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 4

Qualified Persons Who Filed Consents with the Company’s Registration Statement

1.	Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Company

SCHEDULE 5

Key Third Party Properties

1.	Hod Maden Project;

2.	Antamina Mine;

3.	Platreef Project; and

4.	Greenstone project.

EXHIBIT A

[Company Letterhead]

[            ], 20[    ]

[●]

[            ]

[            ]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the [Canadian Agent / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement between the Company, the Canadian Agent and the U.S. Agent, dated [            ], 20[    ] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[ ], 20[ ], [ ], 20[ ] . . . [ ], 20[ ]

Maximum Number of Shares to be Sold in the Aggregate:	[ ]

Maximum Number of Shares to be Sold on each Trading Day:	[ ]

Stock exchange:	[ ]

Floor Price:	USD[ . ]

[Remainder of Page Intentionally Blank]

Very truly yours,

SANDSTORM GOLD LTD.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

[●]

By:
Name:
Title:

[Signature Page to Transaction Notice]

EXHIBIT B

Form of Opinion of

Canadian Counsel to the Company

1.    The Company is a company amalgamated and existing under the Business Corporations Act (British Columbia) and is, with respect to the filing of annual reports, in good standing, and has all requisite corporate power and capacity to carry on its business as presently carried on and to own, lease or license, as the case may be, its properties and assets, as described in the Canadian Offering Documents.

2.    The authorized share capital of the Company consists of an unlimited number of Common Shares, and the issued and outstanding share capital of the Company.

3.    The attributes and characteristics of the Offered Shares conform in all material respects with the descriptions thereof in the Registration Statement and Canadian Offering Documents.

4.    The form of the definitive certificate representing the Common Shares has been duly approved and adopted by the Company and complies with the terms and conditions of the constating documents of the Company, the Business Corporations Act (British Columbia) and the requirements of the TSX.

5.    Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Common Shares.

6.    The Offered Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of this Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares. The Offered Shares are not subject to any pre-emptive or similar right under (i) the Business Corporations Act (British Columbia), or (ii) the constating documents of the Company.

7.    The Common Shares are listed and posted for trading on the TSX and the Offered Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances.

8.    The Company is a reporting issuer (or the equivalent) under the Securities Laws and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the provinces and territories of Canada.

9.    The Company has the necessary corporate power and capacity to certify and file the Canadian Offering Documents and all necessary corporate action has been taken by the Company to authorize the certification by it of the Canadian Offering Documents and the filing thereof, as the case may be, in each of the provinces and territories of Canada and in accordance with Securities Laws.

10.    The Company has the necessary corporate power and capacity to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Offered Shares.

11.    All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of this Agreement and the performance of its obligations hereunder and to authorize the issuance, sale and delivery of the Offered Shares.

12.    This Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms.

13.    The execution and delivery of this Agreement by the Company, the fulfilment of the terms of this Agreement by the Company and the issuance, sale and delivery of the Offered Shares, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, (i) the constating documents of the Company, (ii) any laws of general application in the applicable provinces or the federal laws of Canada, or (iii) to the knowledge of such counsel, any judgment, decree, order, statute, rule or regulation of any court or judicial, regulatory or other legal or governmental agency or body applicable to the Company.

14.    Except such as have been made or obtained under the Securities Laws, and except for filings after the date hereof by the Company required under Securities Laws, the rules and policies of the TSX and any undertaking to a securities regulatory authority, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated herein.

15.    All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained by the Company under the Securities Laws to qualify the distribution to the public of the Offered Shares in the provinces and territories of Canada through persons who are duly registered under the Securities Laws and who have complied with such laws.

16.    Subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of Canadian law under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Offering Documents are accurate.

17.    No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario, British Columbia and Alberta will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the U.S. Agents that are “non-residents” within the meaning of the Income Tax Act (Canada) provided any such commission or fee is pay-able in respect of services rendered by the U.S. Agents wholly outside of Canada and are per-formed in the ordinary course of business carried on by the U.S. Agents that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, provincial, territorial, state and local laws, rules or regulations relating to any necessary consent, licence, approval, acknowledgment, order or exemption from, registration or filing with, or notice to, any government department or agency or any regulatory body or authority required by the Company under Applicable Law in order to own its particular assets or carry on its particular business; or (ii) any agreement the Company may have entered into with, or any decision, order or award made by, any government department or agency or any regulatory body or authority of the Province of British Columbia or Canada (B) state that the opinions above are limited to the laws of the Provinces of British Columbia, Ontario and Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, and (C) and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

EXHIBIT C

Form of Opinion of

U.S. Counsel to the Company

1.    Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, and the information related to, included in or information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), the persons listed on Schedule 4 to this Agreement, in reliance on the authority of such persons as “experts” within the meaning of the Act (including, without limitation, mineral reserves and resource data), as to each of which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act.

2.    No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities or blue sky laws, as to which such counsel expresses no opinion) is required on the part of the Company under any Applicable Law for the issuance or sale of the Shares by the Company pursuant to this Agreement, the execution and delivery of this Agreement by the Company, or the performance by the Company of its obligations under this Agreement, except that such counsel need not express an opinion with respect to any filing with the SEC that may be required to be made by the Company under the United States federal securities laws after the date the opinion is rendered. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America, which in our experience are normally applicable to the transactions of the type contemplated by this Agreement and the term “Applicable Law” does not include any law, rule or regulation that is applicable to the Company or this Agreement solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement due to the specific assets or business of the Company, antifraud laws or federal securities laws (except for purposes of the opinions expressed in paragraph 1, this paragraph 2, paragraph 3 and paragraph 5 below, but only to the extent and subject to the limitations set forth therein).

3.    The Company is not and, after giving effect to the offering and the sale of the Shares and the application of the proceeds thereof as described in each of the U.S. Prospectus and the Disclosure Package, will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

4.    The statements in each of the U.S. Prospectus and the Disclosure Package under the heading “Certain United States Federal Income Tax Considerations,” insofar as such statements purport to constitute summaries of United States federal income tax law, constitute accurate summaries of the matters described therein in all material respects.

5.    The issuance and sale of the Shares under this Agreement and the execution and delivery by the Company of this Agreement and the performance of its obligations hereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule A hereto (except with respect to any provision thereof to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination), (ii) violate Applicable Law, or (iii) violate any judgment, order or decree of any Governmental Authority known to us and binding upon the Company.

Such counsel will state that the Registration Statement has become effective under the Act. Such counsel will further state that the SEC’s website indicates no stop order suspending the effectiveness of the Registration Statement has been issued.

Form of Negative Assurance Letter of

U.S. Counsel to the Company

Such counsel will state that they have acted as U.S. securities counsel to the Company and in such capacity, have examined the Registration Statement, the U.S. Prospectus and the Disclosure Package (other than the documents incorporated by reference therein) and have participated in conferences and telephone conversations with officers and other representatives of the Company, including its Canadian counsel, the Agents, representatives of the Agents, including their United States and Canadian counsel, and the independent auditors for the Company, during which the contents of the Registration Statement, the U.S. Prospectus and the Disclosure Package and related matters were discussed. The primary purpose of such counsel’s professional engagement was not to establish or confirm factual matters or financial, accounting, quantitative or other information that is otherwise expertized (including information relating to mineral reserves and resources). Such counsel does not pass upon, or assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the U.S. Prospectus or the Disclosure Package and has made no independent check or verification of the factual matters contained or incorporated by reference therein.

Except as set forth in paragraph 5 in the form of opinion of U.S. Counsel to the Company, on the basis of the foregoing (and relying as to factual matters on officers, employees and other representatives of the Company), in the course of such counsel’s work in connection with the matters contemplated by this Agreement, no facts have come to such counsel’s attention that leads such counsel to believe that:

(a)

the Registration Statement, at its effective date, at the applicable Representation Date and on the date hereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(b)

the U.S. Prospectus or any amendment or supplement thereto, as of its date, at the time any amended or supplemented prospectus was issued and as at the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)

the Disclosure Package at the applicable Representation Date and on the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

except that in each case we do not express any view or belief as to any financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference in each case, and the information related to, included in or information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), the persons listed on Schedule 4 to this Agreement, in reliance on the authority of such persons as “experts” within the meaning of the Act (including, without limitation, mineral reserves, mineral resources and resource and mineralization data and geological and other scientific or technical information).